UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Source Direct Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

83614R 10 4

(CUSIP Number)

Darren J. Lopez

3936 W. Sugarbeet Dr.

West Valley City, UT 84120

801.918.9338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/24/2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No. 284 859 105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Darren J. Lopez
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) Not Applicable
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,940,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,940,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,940,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%
12	Type of Reporting Person (See Instructions) IN

Page # of 5 Pages

CUSIP No. 83614R 10 4

Item 1.  Name and Address of Issuer:

Source Direct Holdings, Inc

2345 N. Woodruff
Idaho Falls, ID 83401

Item 2(a).  Names of Persons Filing:

Darren J. Lopez

Item 2(b).  Address of Principal Business Office or, if none, Residence:

3936 W. Sugarbeet Dr.

West Valley City, UT 84120

Item 2(c).  Citizenship:

Darren J. Lopez is a citizen of the United States of America

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)  CUSIP Number:

83614R 10 4

Item 3.  If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is:

Not applicable

Item 4.  Ownership

Darren J. Lopez beneficially owns 3,940,000 of Source Direct Holdings, Inc. common stock.  This represents

5.2 % of the total outstanding shares.   Darren J. Lopez has sole power to vote those shares as well as sole power to dispose of those shares.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

Not applicable

Page # of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

___4/27/04_____________________

By: ___/s/ Darren J. Lopez

Date